Exhibit 3.01

Text of New Section 3.2

Section 3.02. Number and Qualifications. The number of directors constituting the Board of Directors of the Corporation shall be such number as may be fixed or changed from time to time by the Board of Directors of the Corporation. Directors need not be residents of the State of North Carolina, but they must satisfy all qualifications required by applicable law for directors of North Carolina banks.